237 Park Avenue New York, New York 10017.3142 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com
August 12, 2010
By Hand & Via Edgar
Perry Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gerdau Ameristeel Corporation Schedule 13E-3 Filed July 9, 2010 File No. 005-80121
Dear Mr. Hindin:
     On behalf of Gerdau Ameristeel Corporation (the “Corporation”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of August 11, 2010 to Daniel P. Raglan of Torys LLP, counsel to the Corporation (the “Comment Letter”), with respect to the Corporation’s Schedule 13E-3, File No. 005-80121, filed on July 9, 2010 (the “Schedule 13E-3”) and our letter to you dated August 9, 2010 (the “August 9 Response Letter”) in response to the Staff’s comment letter of August 4, 2010. This letter contains information provided to us by each of the “filing persons” to the Schedule 13E-3 (the “Filing Persons”).
     To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the responses of the Corporation or the relevant Filing Person immediately following each numbered comment. Unless otherwise noted, page references contained in the responses correspond to the pages in the Management Proxy Circular dated July 7, 2010, filed as Exhibit (a)(1) to the Schedule 13E-3 (the “Circular”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 13E-3.
     Revisions to the Schedule 13E-3 in response to the Staff’s comments will be reflected in an amendment to the Schedule 13E-3 (the “Amendment”), which the Filing Persons expect to file with the Commission promptly upon completion of the Staff’s review, and which will include a supplement to the Circular (the “Supplement”).

Schedule 13F-3
General
1.	We note your response to prior comment 7. The proposed one paragraph summary of the thirty eight page May 10, 2010 presentation by RBC lacks sufficient detail in order for the Staff to conclude that such presentation has been adequately summarized in accordance with Item 1015(b)(6) of Regulation M-A. Please expand the summary of such presentation.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Background to the Proposal” is amended as follows:
“The Circular is amended and supplemented by adding after the seventh full paragraph on page 12 of the Circular under the heading “Background to the Proposal” the following:
“The May 10, 2010 presentation by RBC to the Special Committee was for discussion purposes only and did not address any proposal from Gerdau S.A. The presentation covered the following matters:
(a)	an overview of the situation, including the potential proposal by Gerdau S.A., Gerdau S.A.’s current shareholdings, the establishment of the Special Committee and the engagement of RBC and counsel by the Special Committee;

(b)	an overview of the Corporation and Gerdau S.A.’s businesses;

(c)	certain analyses prepared by RBC relating to the North American steel industry, the Corporation’s share price performance since January 2007, comparisons of the Corporation’s share price performance against its peers and Gerdau S.A., historical multiples for North American mini mills and analyst commentary on the steel industry and the Corporation;

(d)	the scope of RBC’s review, including the information received from management of the Corporation;

(e)	RBC’s approach to financial assessment, being that RBC had relied primarily on a discounted cash flow (“DCF”) approach, that RBC had reviewed precedent transactions, however, the multiples paid in such precedent transactions were deemed to have limited applicability given the different point of the business cycle in which most of these transactions occurred and that RBC had reviewed trading multiples of public companies in the steel manufacturing industry in North America, however, as these public company multiples implied values that were below the DCF values and public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology;

(f)	RBC’s review of management’s projections for the years ending December 31, 2010 through 2012 and RBC’s approach to preparing a five year, “base case” forecast for its DCF analysis, including RBC’s adjustments to certain of management’s projections;

(g)	a detailed review of the preliminary base case forecast prepared by RBC, including key operating assumptions relating to volumes shipped and revenue, metal spreads, mill manufacturing costs per ton, EBITDA margin and EBITDA $ per ton and the level of sensitivity of such assumptions;

(h)	a review of the DCF model itself, a DCF summary based on EBITDA multiples and perpetual growth rates, the weighted average cost of capital and the sensitivities of each;

(i)	a precedent transaction analysis, including transaction multiples at various prices; and

(j)	an analysis of Canadian going-private premiums.””
2.	We note your response to prior comment 8. The proposed definition does not appear to exclude all directors and officers of the Corporation, only those directors and officers who are also directors or officers of Gerdau S.A. or the Acquiror. Please refer to our prior comment 8 and revise accordingly. Alternatively, please explain why the proposed disclosure change is sufficiently specific to satisfy the requirement in Item 1014(a) of Regulation M-A, namely that the filing persons state that they reasonably believe the transaction is fair or unfair to “unaffiliated security holders.” Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1).

Response.
In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 such that all references to a fairness determination by the Board, the Special Committee and the boards of directors of the Acquiror and Gerdau S.A. and the Gerdau Designees shall reference fairness as to “Public Shareholders and unaffiliated Shareholders”.
As a result, the Filing Persons would propose to modify the Schedule 13E-3 to provide that information set forth in the Circular is amended as follows:
(a)	the third sentence of the third paragraph on page 5 of the Circular under the heading “Background” in the section of the Circular entitled “Summary” which reads:

“Following the meeting of the Special Committee, on June 29, 2010 the Board met to review and approve the final draft of the Arrangement Agreement and to receive the report and recommendation of the Special Committee that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation.”

is hereby deleted in its entirety and replaced with the following:

“Following the meeting of the Special Committee, on June 29, 2010 the Board met to review and approve the final draft of the Arrangement Agreement and to receive the report and recommendation of the Special Committee that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation.”

(b)	the first sentence of the first paragraph on page 6 of the Circular under the heading “Recommendation of the Board” in the section of the Circular entitled “Summary” which reads:

“The Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation.”

is hereby deleted in its entirety and replaced with the following:

“The Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) determined that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation.”

(c)	the first sentence of the fifth full paragraph on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“In reaching its conclusion that the Proposal was substantively fair to the Public Shareholders, the Special Committee considered and relied upon a number of factors, including the following:”

is hereby deleted in its entirety and replaced with the following:

“In reaching its conclusion that the Proposal was substantively fair to the Public Shareholders and unaffiliated Shareholders, the Special Committee considered and relied upon a number of factors, including the following:”

(d)	the first sentence of the first paragraph on page 15 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“The Special Committee believed the Proposal was procedurally fair to the Public Shareholders for the following reasons:”

is hereby deleted in its entirety and replaced with the following:

“The Special Committee believed the Proposal was procedurally fair to the Public Shareholders and unaffiliated Shareholders for the following reasons:”

(e)	the last sentence of the last full paragraph beginning on page 15 under the heading “Negotiation of the Arrangement Agreement” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“Based on its review, the Special Committee was of the unanimous view that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and it unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

is hereby deleted in its entirety and replaced with the following:

“Based on its review, the Special Committee was of the unanimous view that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation and it unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

(f)	the second sentence of the first full paragraph on page 16 of the Circular under the heading “Negotiation of the Arrangement Agreement” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“Based on, among other things, the unanimous recommendation of the Special Committee, the Board unanimously (with the Gerdau Designees declaring their interest in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation, (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement and (iii) resolved to recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

is hereby deleted in its entirety and replaced with the following:

“Based on, among other things, the unanimous recommendation of the Special Committee, the Board unanimously (with the Gerdau Designees declaring their interest in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation, (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement and (iii) resolved to recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

(g)	the first sentence of the sixth full paragraph on page 16 of the Circular under the heading “Position of the Special Committee as to Fairness of the Arrangement” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“In reaching its conclusion that the Arrangement is substantively fair to the Public Shareholders and the Arrangement is in the best interests of the Corporation, the Special Committee considered and relied upon a number of factors, including those listed above under “Position of the Special Committee as to Fairness of the Proposal”.”

is hereby deleted in its entirety and replaced with the following:

“In reaching its conclusion that the Arrangement is substantively fair to the Public Shareholders and unaffiliated Shareholders and the Arrangement is in the best interests of the Corporation, the Special Committee considered and relied upon a number of factors, including those listed above under “Position of the Special Committee as to Fairness of the Proposal”.”

(h)	the first sentence of the seventh full paragraph on page 16 of the Circular under the heading “Position of the Special Committee as to Fairness of the Arrangement” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“The Special Committee believes the Arrangement is procedurally fair to the Public Shareholders for the reasons listed above under “Position of the Special Committee as to Fairness of the Proposal” and the following reasons:”

is hereby deleted in its entirety and replaced with the following:

“The Special Committee believes the Arrangement is procedurally fair to the Public Shareholders and unaffiliated Shareholders for the reasons listed above under “Position of the Special Committee as to Fairness of the Proposal” and the following reasons:”

(i)	the first full paragraph on page 17 of the Circular under the heading “Recommendation of the Special Committee” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“Having received the Valuation and Fairness Opinion, the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and has unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

is hereby deleted in its entirety and replaced with the following:

“Having received the Valuation and Fairness Opinion, the Special Committee, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation and has unanimously recommended that the Board approve the Arrangement and recommend to the Public Shareholders that they vote their Common Shares in favour of the Arrangement.”

(j)	the first sentence of the second full paragraph on page 17 of the Circular under the heading “Recommendation of the Board” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“On June 29, 2010, the Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and is in the best interests of the Corporation and (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement.”

is hereby deleted in its entirety and replaced with the following:

“On June 29, 2010, the Board, having received the recommendation of the Special Committee and after consultation with its legal advisors, unanimously (with the Gerdau Designees declaring their interests in the Arrangement and abstaining from voting) (i) determined that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and is in the best interests of the Corporation and (ii) approved the Arrangement and the execution and performance of the Arrangement Agreement.”

(k)	the first sentence of the third full paragraph on page 17 of the Circular under the heading “Recommendation of the Board” in the section of the Circular entitled “Information Regarding the Arrangement” which reads:

“In adopting the Special Committee’s recommendations and concluding that the Arrangement is fair to the Public Shareholders and that the Arrangement is in the best interests of the Corporation, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety.”

is hereby deleted in its entirety and replaced with the following:

“In adopting the Special Committee’s recommendations and concluding that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders and that the Arrangement is in the best interests of the Corporation, the Board considered and relied upon the same factors and considerations that the Special Committee relied upon, as described above, and adopted the Special Committee’s analyses in their entirety.”

(l)	the answer to the fourth question on page 50 of the Circular under the heading “FREQUENTLY ASKED QUESTIONS ABOUT THE ARRANGEMENT” which reads:

“In reaching their conclusion that the Arrangement is fair to the Public Shareholders, and that the Arrangement is in the best interests of Gerdau Ameristeel, the Special Committee and the Board considered and relied upon a number of factors, including those described under the headings “Information Regarding the Arrangement—Position of the Special Committee as to Fairness of the Proposal” and “Information Regarding the Arrangement—Position of the Special Committee as to the Fairness of the Arrangement”.”

is hereby deleted in its entirety and replaced with the following:

“In reaching their conclusion that the Arrangement is fair to the Public Shareholders and unaffiliated Shareholders, and that the Arrangement is in the best interests of Gerdau Ameristeel, the Special Committee and the Board considered and relied upon a number of factors, including those described under the headings “Information Regarding the Arrangement—Position of the Special Committee as to Fairness of the Proposal” and “Information Regarding the Arrangement—Position of the Special Committee as to the Fairness of the Arrangement”.”
In addition, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the section of the Circular entitled “Position of the Acquiror and Gerdau S.A. Regarding Fairness of the Arrangement” shall be renamed “Position of the Acquiror, Gerdau S.A. and the Gerdau Designees Regarding Fairness of the Arrangement” and the information contained in such section on page 18 of the Circular is substituted in its entirety with the following:
“Under SEC rules, the Acquiror, Gerdau S.A. and the Gerdau Designees are required to provide certain information regarding their positions as to fairness of the Arrangement to the unaffiliated security holders. The Acquiror, Gerdau S.A. and the Gerdau Designees are making the statements included in this section solely for purposes of complying with the requirements of these rules. Their views as to the fairness of the Arrangement should not be construed as a recommendation to any Shareholder as to how that Shareholder should vote on the proposal to approve the Arrangement.
The boards of directors of the Acquiror and Gerdau S.A. and the Gerdau Designees believe that the Acquisition Price is fair to the Public Shareholders and to the unaffiliated Shareholders. In reaching this conclusion, the Acquiror, Gerdau S.A. and the Gerdau Designees noted the conclusions in the Valuation and Fairness Opinion delivered to the Special Committee, the recommendations of the Special Committee and the Board and the factors considered by, and the analyses and conclusions made by, the Special Committee and the Board and expressly adopted these factors, analyses and conclusions. See also “Position of the Special Committee as to Fairness of the Proposal.””
The underlined text above has been added to the proposed disclosure set out in the August 9 Response Letter.

3.	Assuming the Corporation revises the definition of Public Shareholders in accordance with the preceding comment, we reissue prior comment 9 as to RBC’s opinion. RBC’s opinion addressed fairness as to Minority Shareholders, a definition similar to the original definition of Public Shareholders.

Response.
The Filing Persons submit that a conclusion that the Arrangement is fair to the Public Shareholders is not inconsistent with a conclusion that the Arrangement is fair to the unaffiliated Shareholders as (i) the unaffiliated Shareholders constitute a subset of the larger group of “Minority Shareholders” referenced in the Valuation and Fairness Opinion (which is similar to the definition of “Public Shareholders”) (i.e., the unaffiliated Shareholders and those directors and officers of the Corporation who are also not directors and/or officers of Gerdau S.A., and/or the Acquiror); (ii) no distinction was drawn, for the purposes of the Valuation and Fairness Opinion, between the two groups referred to in clause (i) inasmuch as the fairness opinion addressed only the fairness of the consideration to be received by the Public Shareholders which encompasses all of the unaffiliated Shareholders; and (iii) the affiliated Shareholders (being those directors and officers of the Corporation who are not also directors and/or officers of Gerdau S.A., and/or the Acquiror) would not receive any consideration for their Common Shares greater than that to be received by the unaffiliated Shareholders.

4.	We note your response to prior comment 10. The proposed disclosure of the Special Committee’s recommendation and analyses still does not appear to address the factor described in clause (iv) of Instruction 2 to Item 1014 of Regulation M-A or explain in detail why such factor was not deemed material or relevant.

Response.

In response to the Staff’s comment on clause (iv) of Instruction 2 to Item 1014, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information in the Circular is amended as follows:
“The last sentence of the first full paragraph on page 14 of the Circular under the heading “Position of the Special Committee as to Fairness of the Proposal” which reads:
“Given the valuation methodologies for the Common Shares contained in the Valuation, and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as net book value or liquidation value.”
is hereby deleted in its entirety and replaced with the following:
“Given the valuation methodologies for the Common Shares contained in the Valuation (in particular, the going concern value using a discounted cash flow analysis which was used by RBC for purposes of the Valuation and Fairness Opinion), and after discussion with RBC as to the rationale for the methodologies used by RBC in preparing the Valuation and the Fairness Opinion, the Special Committee did not consider other valuation methods such as historical market prices, net book value or liquidation value. In RBC’s professional judgment, these methodologies were not appropriate in the circumstances as they are not typically used to value going concern businesses with positive cash flows such as the Corporation. The Corporation is a viable going concern and there are no plans to liquidate the Corporation, and therefore, the discounted cash flow approach was deemed more appropriate. For more information regarding RBC’s valuation on a going concern basis using a discounted cash flow analysis, see “Independent Valuation and Fairness Opinion – Valuation Methods.””
The underlined text above has been added to the proposed disclosure set out in the August 9 Response Letter.

5.	The preceding comment applies to your response to prior comment 11 as well.

Response.

The Filing Persons respectfully advise the Staff that they, including the New Filing Persons, expressly adopted the Special Committee’s discussion and analysis, and therefore, there are no unaddressed factors that such Filing Persons must separately discuss and that such Filing Persons do not need to explain in detail why any factors were not deemed material or relevant.

6.	We note your response to prior comment 13. Please disclose the Projections, as opposed to the “material aspects of the Projections.” Alternatively, please provide the Staff with the entire set of Projections for our review. Please allow sufficient time for Staff review. To facilitate the Staff’s review, please consider providing the Staff an explanatory summary that supports the apparent conclusion of the filing persons that the data provided in the proposed disclosure are the only Projections that were relied upon by RBS in preparing its fairness opinion.

Response.

In response to the Staff’s comment, the Filing Persons would propose to modify the Schedule 13E-3 to provide that the information set forth in the section of the Circular entitled “Independent Valuation and Fairness Opinion — Valuation Methods” is amended as follows:
“The Circular is amended and supplemented by adding after the second paragraph on page 21 of the Circular under the heading “Valuation Methods” the following:
“Management of the Corporation provided certain projections to RBC for purposes of assisting RBC in preparing the Valuation and Fairness Opinion. The projections reviewed by RBC were as follows: (i) the unaudited projected financial statements for the Corporation on a consolidated basis and segmented by operating segment prepared by management of the Corporation for the years ending December 31, 2010 through 2012 (the “Consolidated Projections”); (ii) the internal management budget of Gallatin Steel Company (“Gallatin”) for the year ending December 31, 2010; and (iii) the unaudited projected financial statements of Gallatin, prepared by management of Gallatin, for the years ending December 31, 2011 and 2012 (collectively, the “Projections”). Copies of the Consolidated Projections are set out as Exhibit H to this Circular. Management of the Corporation also discussed selected financial information with RBC that resulted in the verbal update of certain aspects of the Projections.

Management of the Corporation was responsible for preparing the Projections, under the supervision of Ms. Barbara Smith, Vice President, Finance and Chief Financial Officer of the Corporation. The Projections were prepared during the fourth quarter of 2009 and were finalized and provided to the Board early during the first quarter of 2010 for review and approval. Mr. Mario Longhi, President and Chief Executive Officer of the Corporation, reviewed and approved the Projections.
The material aspects of the Projections that were reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion consisted of shipments, revenue, EBITDA, capital expenditures, changes in non-cash working capital and pension cash contribution for the years ending December 31, 2010 through December 31, 2012. This material information from the Projections is set out below. The Projections were generally reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion.
The Corporation does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of the Corporation has prepared the projections set forth below and in Exhibit H to this Circular to present the data relied upon by RBC in its preparation of the Valuation and Fairness Opinion. The accompanying projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to projections, but, in the view of the Corporation’s management, were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Corporation. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this Circular are cautioned not to place undue reliance on the projections.
Neither the Corporation’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projections.
The Corporation’s key business and economic assumptions underlying the projections set forth below and in Exhibit H to this Circular include assumptions regarding the following:

U.S. Forecasts
Indicator	Unit	2010	2011	2012
GDP	%	2.3	2.8	3.6
Exchange Rate (average)	C$/US	1.07	1.08	1.08
Exchange Rate (average)*	US$/€	1.40	1.43	1.45
Inflation (year end)%		1.90	2.45	2.30
Interest Rate (Fed Funds)%		1.00	2.50	3.00

*	Source: Sidenor

Global GDP
Forecasts	Unit	2010	2011	2012
World	%	2.5	4.3	4.8
Latin America*	%	2.1	3.9	4.5
Europe Union	%	-0.1	1.7	2.4
Middle East	%	3.7	4.2	4.4
Developed Asia	%	1.4	4.4	4.8
Developing Asia	%	7.0	8.3	8.9

*	Excludes Brazil.

Other Forecasts	2010	2011	2012
World Production (million mt)	1,280	1,374	1,486
Installed Capacity (million mt)	1,895	1,958	2,043
Capacity Utilization Rate	67.5%	70.2%	72.7%
World Demand (million mt)	1,201	1,289	1,394

However, assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the management of the Corporation as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections, including, among others, risks and uncertainties set out in the “Risks and Uncertainties” section of the Corporation’s annual information form for the year ended December 31, 2009 and the Corporation’s management’s discussion and analysis as at and for the three months ended March 31, 2010 and March 31, 2009, which are incorporated by reference herein. Accordingly, there can be no assurance that the projections are indicative of the future performance of the Corporation or that actual results will not differ materially from those presented in the projections.

The Corporation does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, the Corporation does not intend to update or otherwise revise the projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Corporation does not intend to update or revise the projections to reflect changes in general economic or industry conditions.

The inclusion in this Circular of the projections in the table below and in Exhibit H to this Circular should not be regarded by any Shareholder as an indication that these projections will be predictive of actual future results, and these projections should not be relied upon as such. Neither the Corporation nor any of its respective representatives has made or makes any representation to any Shareholder regarding these projections.

	2010P(1)	2011P	2012P
Shipments (in K tons)	6,502	7,160	7,924
Revenue (in $M)	4,975	5,967	6,713
EBITDA	450	1,091	1,357
Capital Expenditures	175	200	201
Changes in Non-Cash Working Capital	234	112	152
Pension Cash Contribution	71	71	71

(1)	These numbers are for January 1, 2010 to December 31, 2010. The numbers reflected in the RBC Base Case in the Valuation and Fairness Opinion cover the period from June 1, 2010 to December 31, 2010.
In considering the projections in the chart set out above and in Exhibit H to this Circular, RBC, in the exercise of its professional judgment and based on discussions with management, has made certain adjustments to such projections for purposes of developing projected future cash flows for its DCF approach (i.e. its 5-year base case scenario (the “RBC Base Case”)). Based on first quarter results (three months ended March 31, 2010) which were materially higher than the Projections, and management’s expectation that this trend will continue, RBC increased expected EBITDA for the year ending December 31, 2010 in the Projections by $157.2 million (to $607.3 million), primarily as a result of increased product shipments in the mini-mill business unit and lower than projected manufacturing costs. RBC accepted the assumptions under the Projections for the years ending December 31, 2011 and 2012, except for working capital levels which were adjusted after discussions with management of the Corporation.
In completing its DCF analysis, RBC did not rely on any single series of projected cash flows but performed a variety of sensitivity analyses using the RBC Base Case free cash flows. Variables sensitized included tons shipped, metal spreads, manufacturing costs, margins, capital expenditures and working capital levels, discount rates and terminal value assumptions. The results of these sensitivity analyses are reflected in RBC’s judgment as to the appropriate values resulting from the DCF approach.

For more information, see the Valuation and Fairness Opinion attached as Appendix E to this Circular, “Valuation of the Shares — Discounted Cash Flow Analysis”.””
The underlined text above and the table relating to assumptions has been added to the proposed disclosure. We are supplementally providing a copy of Exhibit H to the Circular.

For clarification purposes, the Corporation respectfully advises the Staff that the proposed disclosure above explains that:
(a)	the Projections were reviewed by RBC (see paragraph 1);

(b)	the Projections were verbally updated by management of the Corporation in discussions with RBC (see paragraph 1) — as a result, they cannot necessarily be reconciled with any unadjusted information contained in the Valuation and Fairness Opinion;

(c)	the material aspects of the Projections that were reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion consisted of shipments, revenue, EBITDA, capital expenditures, changes in non-cash working capital and pension cash contribution for the years ending December 31, 2010 through December 31, 2012 (see paragraph 3) – these items are specifically outlined in the Valuation and Fairness Opinion;

(d)	the Projections were generally reviewed and relied upon to some extent by RBC in its preparation of the Valuation and Fairness Opinion (see paragraph 3); and

(e)	in considering the projections, RBC, in the exercise of its professional judgment and based on discussions with management, has made certain adjustments to such projections for purposes of developing projected future cash flows for its DCF approach (which are explained in the disclosure as well).
The Corporation respectfully advises the Staff that section 5.1(3) of the Companion Policy to MI 61-101 provides as follows:
“An issuer that is required to obtain a formal valuation, or the offeree issuer in the case of an insider bid, should work in cooperation with the valuator to ensure that the requirements of the Instrument are satisfied. At the valuator’s request, the issuer should promptly furnish the valuator with access to the issuer’s management and advisers, and to all material information in the issuer’s possession relevant to the formal valuation. The valuator is expected to use that access to perform a comprehensive review and analysis of information on which the formal valuation is based. The valuator should form its own independent views of the reasonableness of this information, including any forecasts, projections or other measurements of the expected future performance of the enterprise, and of any of the assumptions on which it is based, and adjust the information accordingly.”
As a result, under Canadian requirements, it is expected that while a valuator will review and rely upon projections from management to some extent, a valuator would not rely entirely or exclusively on projections from management; rather a valuator would adjust such projections accordingly as was done by RBC.

7.	In addition, please quantify the assumptions referenced in the proposed disclosure with sufficient detail in order to enable holders to evaluate the merits of such assumptions. Currently, the proposed disclosure only provides brief references to assumptions regarding “gross domestic product,” “interest rates in the United States,” “global steel production” and “global steel demand,” among others.

Response.

Please see the revised disclosure included in comment 6 above.

8.	We note your response to prior comment 3 including the filing persons’ proposal to reschedule the special meeting to a date that is four business days after an amendment to the Schedule 13E-3 has been filed. Based on a telephone conversation with Andrew Beck of Torys LLP, counsel to the Corporation, and Perry Hindin on August 10, 2010, it is our understanding that the filing persons intend to disseminate the changes made in such amendment by also filing the amendment on SEDAR, posting the amendment on the Corporation’s website and issuing a press release announcing the filings and web page posting. Given our comments above and the extent of the additional disclosure the filing persons have proposed to provide in the next amendment, including without limitation:
•	the financial projections provided by Corporation management to RBS for purposes of assisting IBC in preparing the Valuation and Fairness Opinion;

•	the summary of BBC’s slide presentation to the Special Committee dated May 10, 2010 which will be filed as an exhibit to the amended Schedule 13E-3;

•	the additional disclosure responsive to Item 1015 of Regulation M-A and provided in response to prior comments 14 and 15; and

•	summary financial information responsive to Item 1010(c) of Regulation M-A, please advise why you believe that disseminating in this manner and in the proposed four business day time frame (1) complies with Exchange Act Rule 13e-3(f)(1)(iii) and (2) provides investors with sufficient means and time with which to make a reasonably informed investment decision.
Response.
The Filing Persons respectfully submit that the additional disclosure that the Filing Persons propose to include in the Amendment is not sufficiently material to require dissemination in a means other than proposed by Andrew J. Beck in his conversation with Staff on August 10, 2010 because it does not contain any new material information, and merely expands on information already contained in the Corporation’s Schedule 13E-3 filed on July 7, 2010 and in the Circular.
The Filing Persons respectfully submit that the proposed method is the most efficient and effective way to promptly disseminate the Supplement. The information in the proposed press release will reach security holders quickly and will direct security holders to the fastest possible method of obtaining the Amendment and the Supplement (which is via the Corporation’s website as well as EDGAR and SEDAR). By issuing a press release and making the Amendment and the Supplement publicly available, the Corporation will have “promptly disseminate[d] disclosure of material changes to the information required by Rule 13e-3(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in a manner reasonably calculated to inform security holders,” as required by Rule 13e-3(f)(1)(iii) under the Exchange Act and therefore no additional dissemination of such changes is required.
This method of dissemination is consistent with the approach taken by other Canadian companies in going private transactions that have filed supplemental information on a Schedule 13E-3 and is specifically permitted in the Interim Order, attached as Exhibit “C” to the Circular. The Interim Order authorizes the Corporation to disseminate any amendments, revisions, updates or supplements to the meeting materials by press release and by posting such amendments on the website of the Corporation.
To address any concerns of the Commission, the Filing Persons propose to reschedule the Meeting to a date that is the fifth business day after the date on which the Staff has confirmed it has no further comments, the Amendment and Supplement have been filed with the Commission and the press release announcing the filing is issued. Although it is true that additional disclosure is being provided supporting the analysis of the Special Committee and RBC, this additional information does not alter the information previously provided to shareholders and the price and terms of the transaction remain the same. Therefore, a meeting date on the fifth business day following the day on which this material is made available to shareholders should be sufficient time for the information to be appropriately disseminated.
*     *     *     *     *
          On behalf of each of the Filing Persons, and with such person’s permission, we acknowledge that:
•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 880-6160. Please send copies of any correspondence relating to this letter or the Schedule 13E-3 to the undersigned by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, New York, New York 10017.
Sincerely,
/s/ Daniel P. Raglan
Daniel P. Raglan

cc:	Robert E. Lewis (Gerdau Ameristeel Corporation) Andrew J. Beck John Emanoilidis (Torys LLP) Expedito Luz (Gerdau S.A.) Alan Klein (Simpson Thacher & Bartlett LLP)